Exhibit II.(1)-1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited
(Incorporated in the British Virgin Islands with limited liability)
(Stock Code: 0866)

ANNOUNCEMENT
WITHDRAWAL OF LISTING OF SHARES

The Board is pleased to announce that cheques for cash payments in respect of the Proposed Distribution were despatched to the Independent Shareholders at 9:00 a.m., Hong Kong time, this morning, prior to the withdrawal of the listing of the Shares. The Board is also pleased to announce that the listing of the Shares on the Stock Exchange was withdrawn at 9:30 a.m., Hong Kong time, this morning.

Reference is made to the circular of the Company dated 7 November 2006 (the “Circular”) and to the Company’s announcement dated 14 December 2006 (the “Announcement”). Terms defined in the Circular shall have the same meanings when used in this announcement unless otherwise defined herein.

As contemplated by the Announcement, cheques for cash payments in respect of the Proposed Distribution were despatched to the Independent Shareholders at 9:00 a.m., Hong Kong time, this morning prior to the withdrawal of the listing of the Shares. Also as contemplated by the Announcement, the listing of the Shares on the Stock Exchange was withdrawn at 9:30 a.m., Hong Kong time, this morning.

By Order of the Board SUNDAY Communications Limited Alexander Anthony Arena Chairman
Hong Kong, 20 December 2006

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen